UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)
RAIT Financial Trust
(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share
(Title of Class of Securities)

749227609
(CUSIP Number of Class of Securities)
Neil C. Rifkind
General Counsel
Tiptree Inc.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Tiptree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING 6,622,380
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER 6,622,380
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,622,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 749227609	SCHEDULE 13D/A	Page 3 of 7

This Amendment No. 2 (the “Amendment No. 2”) to Schedule 13D is being filed by Tiptree Inc. (“Tiptree”) to amend certain information in the Schedule 13D filed on January 22, 2016, as amended by Amendment No. 1 filed on February 11, 2016 (the “Amended 13D” and together with this Amendment No. 2, the “Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Amended 13D. Except as amended and supplemented herein, the information set forth in the Amended 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Amended 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Amended 13D is hereby amended by replacing in its entirety Schedule A, incorporated therein by reference, with Schedule A hereto attached and incorporated herein by reference.

Schedule A relates to certain information with respect to the directors and executive officers of Tiptree.

Item 4.	Purpose of Transaction

Item 4 of the Amended 13D is hereby amended and supplemented by adding the following information:

On September 18, 2017, Tiptree and the Issuer entered into a mutual confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Tiptree and the Issuer agreed, among other things, to a customary mutual non-disclosure agreement governing the exchange of confidential information between Tiptree and the Issuer and a "standstill provision" (the “Standstill Provision”) for a period of 18 months from the date of the Confidentiality Agreement (the “Standstill Period”).

The Standstill Provision provides that unless specifically invited in writing by the Board of Trustees of the Issuer, Tiptree will not, among other things, directly or indirectly effect or publicly seek to effect (i) any acquisition of the Issuer's securities, rights or options to acquire any securities (or beneficial ownership thereof), or any material assets, indebtedness or businesses of the Issuer, (ii) any tender or exchange offer, merger, consolidation or other business combination involving the Issuer, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or (iv) any solicitation of proxies or consents to vote any voting securities of the Issuer; or otherwise seek to control or influence management or the Board of Trustees of the Issuer, or assist or encourage any third parties to do the same or publicly disclose any intention, plan or arrangement related to the same. Furthermore, Tiptree agrees during the Standstill Period not to request that the Issuer amend, waive or terminate the Standstill Provision.

The Standstill Provision becomes inoperative and of no force or effect if a third party engages the Issuer in a Competing Transaction, defined in the Confidentiality Agreement as a transaction whereby a person, other than Tiptree or the Issuer: (i) enters into an agreement providing for the merger or consolidation, or any similar transaction, involving the Issuer in which, following consummation of such transaction, substantially all of the persons who, immediately prior to such transaction, had beneficial ownership of 50% or more of the voting power of the Issuer do not continue to beneficially own at least 50% of the voting power of the combined entity and do not have the ability to elect a majority of the directors or trustees, as applicable, of

CUSIP No. 749227609	SCHEDULE 13D/A	Page 4 of 7

the combined entity, (ii) enters into an agreement providing for the purchase or other acquisition of, or purchases or otherwise acquires, more than 50% of the assets of the Issuer, (iii) enters into an agreement providing for the purchase or other acquisition of, or purchases or otherwise acquires, beneficial ownership of securities representing 50% or more of the voting power of the Issuer or (iv) makes a public offer or proposal (including a tender or exchange offer) that, if consummated, would result in a Competing Transaction, and the Board of Trustees of the Issuer does not publicly recommend against such offer within 10 business days after the public announcement of such offer or proposal.

The Confidentiality Agreement has a termination date of March 18, 2019 unless terminated earlier upon mutual consent or the execution of a definitive transaction agreement that supersedes the Confidentiality Agreement.

The foregoing description of the Confidentiality Agreement, including descriptions of the Standstill Provision, is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is attached as Exhibit 99.1 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended 13D is amended and restated in its entirety as follows:

(a-b) As of the date hereof, Tiptree is the beneficial owner of 6,622,380 Common Shares (7.11%) of the Issuer, based upon the 93,105,742 Common Shares outstanding as of August 4, 2017, according to the Issuer's Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission.
Tiptree is filing this Schedule 13D as the parent company of and indirect beneficial owner of the Common Shares held by its subsidiaries. Tiptree has sole voting and dispositive power of the Common Shares to which this filing relates.
(c) No transactions in the Common Shares of the Issuer were effected by Tiptree or, to the knowledge of Tiptree, any of Tiptree’s directors or executive officers listed on Schedule A hereto, since February 12, 2016.
(d) No person other than Tiptree and its applicable subsidiaries is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported in this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended 13D is hereby amended and restated by incorporating the description of the Confidentiality Agreement set forth in Item 4 of this Amendment No. 2, which Item is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION
99.1	Mutual Confidentiality Agreement, dated September 18, 2017 between Tiptree Inc. and RAIT Financial Trust.

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SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: September 19, 2017

Tiptree Inc.
By:	/s/ Jonathan Ilany
Name:	Jonathan Ilany
Title:	Chief Executive Officer

CUSIP No. 749227609	SCHEDULE 13D/A	Page 6 of 7

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TIPTREE INC.

Set forth below is the name, business address and present occupation or employment of each director and executive officer of Tiptree Inc. ("Tiptree"). To the best of Tiptree’s knowledge, none of the directors or executive officers named below beneficially owns any Common Shares of RAIT Financial Trust.

DIRECTORS OF TIPTREE INC.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Michael G. Barnes	Executive Chairman of Tiptree and Managing Partner and Co-Chief Investment Officer of Tricadia Capital Management LLC, a privately held investment firm. Mr. Barnes is a citizen of the United States.	780 Third Ave, 29th FL, New York, NY 10017
Jonathan Ilany	Chief Executive Officer of Tiptree. Mr. Ilany is a citizen of the United States and Israel.	780 Third Ave, 21st FL, New York, NY 10017
Paul M. Friedman	Retired. Member of the Board of Directors of multiple companies. Mr. Friedman is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017
Lesley Goldwasser	Managing Partner of GreensLedge Capital Markets LLC, a privately held investment firm. Ms. Goldwasser is a citizen of the United States and the United Kingdom.	399 Park Ave, 37th FL, New York, NY 10022
John E. Mack	Retired. Member of the Board of Directors of multiple companies. Mr. Mack is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017
Bradley E. Smith	Managing Director of Kahala Capital Advisors LLC, a private investment firm. Mr. Smith is a citizen of the United States.	Seven Waterfront Plaza, Suite 400, Honolulu, HI 96816

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EXECUTIVE OFFICERS OF TIPTREE INC.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Michael G. Barnes	Executive Chairman of Tiptree and Managing Partner and Co-Chief Investment Officer of Tricadia Capital Management LLC, a privately held investment firm. Mr. Barnes is a citizen of the United States.	780 Third Ave, 29th FL, New York, NY 10017
Jonathan Ilany	Chief Executive Officer of Tiptree. Mr. Ilany is a citizen of the United States and Israel.	780 Third Ave, 21st FL, New York, NY 10017
Sandra Bell	Chief Financial Officer of Tiptree. Ms. Bell is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017
Neil C. Rifkind	Vice President, General Counsel and Secretary of Tiptree. Mr. Rifkind is a citizen of the United States.	780 Third Ave, 21st FL, New York, NY 10017